Exhibit 99.1

Actions Semiconductor Enters Into Definitive Merger Agreement For Going Private Transaction

ZHUHAI, China, September 12, 2016 – Actions Semiconductor Co., Ltd. (“Actions Semiconductor” or the “Company”) (NASDAQ: ACTS), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, today announced that it has entered into a definitive merger agreement (the “Merger Agreement”) on September 12, 2016 pursuant to which the Company will be acquired by a consortium of investors (the “Buyer Consortium”), including Supernova Investment Ltd. (“Parent”) and other certain shareholders of the Company: Surrey Glory Investments Inc., Tongtong Investment Holding Co., Ltd., Perfectech Int’l Ltd, Allpremier Investment Limited, Octovest International Holding Co., Ltd., Ventus Corporation, Middlesex Holdings Corporation Inc, Rich Dragon Consultants Limited, Nutronics Technology Corporation, Uniglobe Securities Limited, New Essential Holdings Limited, Embona Holdings (Malaysia) Limited, Suffolk Dragon Ventures Ltd and Top Best Development Limited (together with Parent, the “Rollover Shareholders”).

Pursuant to the terms of the Merger Agreement, at the effective time of the merger, a wholly owned subsidiary of Parent will merge with and into the Company, with the Company continuing as the surviving company (the “Surviving Company”), and each of the Company’s ordinary shares, par value US$0.00001 per share, issued and outstanding immediately prior to the effective time of the merger (the “Shares”) will be cancelled and cease to exist in exchange for the right to receive US$0.366 in cash without interest, and each American Depositary Share (“ADS”) of the Company, every ADS representing six Shares, will be cancelled in exchange for the right to receive US$2.20 in cash without interest, except for (a) certain Shares owned by the Rollover Shareholders, each of which will continue to exist and become one ordinary share, par value of $0.00001 each, of the Surviving Company, (b) Shares (including Shares represented by ADSs) owned by the Company or any of its subsidiaries, (c) Shares reserved (but not yet issued and allocated) by the Company for issuance and allotment upon exercise of any share incentive awards issued under the Company’s employee share incentive plans, and (d) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

The merger consideration represents a premium of 49.7% to the closing price of the Company’s ADSs on May 18, 2016, the last trading day prior to the Company’s announcement of its receipt of a “going-private” proposal, and a premium of 40.6% to the volume weighted average closing price of the Company’s ADSs during the 30 trading days prior to its receipt of a “going-private” proposal. The Buyer Consortium intends to fund the merger through available cash of the Company and its subsidiaries.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Merger Agreement and the merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its independent financial and legal advisors.

The merger, which is currently expected to close during the last quarter of 2016, is subject to customary closing conditions including the approval of the Merger Agreement by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy at a meeting of the Company’s shareholders which will be convened to consider the approval of the merger agreement and the merger. Pursuant to a voting and support agreement entered among Parent and the other Rollover Shareholders, the Rollover Shareholders have agreed to vote all the Shares and ADSs beneficially owned by them in favor of the authorization and approval of the Merger Agreement and the merger. If completed, the merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on The NASDAQ Select Global Market.

The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the merger, the Company and the other participants in the merger.

In connection with the merger, Houlihan Lokey (China) Limited is serving as financial advisor to the Special Committee; Jones Day is serving as U.S. legal counsel to the Special Committee; Maples and Calder is serving as Cayman Islands legal counsel to the Special Committee. K&L Gates LLP is serving as U.S. legal counsel to the Buyer Consortium.

Additional Information about the Transaction

In connection with the merger, the Company will prepare and mail a proxy statement that will include a copy of the Merger Agreement to its shareholders. In addition, certain participants in the merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

No. 1, Ke Ji Si Road

Technology Innovation Coast of Hi-Tech Zone, Zhuhai

Guangdong, 519085

The People’s Republic of China

Tel: +86-756-339-2353

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed with or furnished to the SEC should the merger proceed.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai, Shenzhen, Hong Kong and Taipei. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. Actions Semiconductor does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
Eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1 310-528-3031	+86-756-3392353*1018